October 7, 2009

Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Turkcell Iletisim Hizmetleri A.S.
Form 20-F for Fiscal Year Ended December 31, 2008 (the “Form 20-F”)
Filed April 30, 2009
File No. 1-15092

Dear Mr. Spirgel:

This letter has been prepared by Turkcell Iletisim Hizmetleri A.S. (the “Company”) in response to the Comment Letter, dated September 15, 2009 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission, addressed to the undersigned Mr. Serkan Okandan, the Company’s Chief Financial Officer.

Set forth below is the Company’s response to the Comment Letter.  The numbered paragraph and headings correspond to the Comment Letter, the text of which is copied below in italics for your reference.

5.A Operating Results

Revenues, page 86

1.
We note your response to comment one from our comment letter dated July 7, 2009. Tell us why you deducted a previous year’s (2006) sales discounts from an ongoing license fee calculation base in 2007 in determining direct cost of revenue for the year ended December 31, 2007.

Response:

The Company, in consideration for the license granted to us under the Concession Agreement dated March 10, 2006, must pay ongoing license fees based on gross sales. Prior to the end of fiscal year 2006, we had recorded the discounts given to distributors in a separate line item as sales discounts. However, at the end of 2006, it was concluded that it would be more appropriate, in view of the Uniform Chart of Accounts introduced by the Turkish Ministry of Finance in 1994, that such discounts be recorded to gross sales in the statutory accounts. In 2007, we began recording the amounts after the discounts given to distributors at the sales stage in gross sales. Not applying this position in 2006, however, resulted in an excess payment to the Turkish authorities with respect to ongoing license fees paid for the period from March through December 2006.

Based on the discounts given to distributors that was recorded in 2006, we determined that we had paid an excess of TL 51.3 million (equivalent to $33.5 million as at June 30, 2009) in ongoing license fees for the year 2006.

The Company informed the Turkish Treasury about this issue in February 2007 and requested a reimbursement of the excess payment of the license fee and interest accrued. Since the relevant governmental entities had not yet made any payment, the Company deducted these amounts from the ongoing monthly payments due in 2007. As at December 31, 2007 the full amount of the 2006 excess payments and interest accrued was deducted from the ongoing license fee calculation for 2007.

32. Contingencies

Investigation of the Information and Communication Technologies Authority on International Voice Traffic, page F-68

2.
We note your response to comment five from our comment letter dated July 7, 2009. Tell us the evidence, specifically the extenuating circumstances that you considered in concluding your recorded provision was the best estimate of the expenditure required to settle the present obligation as of June 30, 2009 despite consistent estimates of higher amount based on two expertise reports and a supplemental report requested by the Court. Refer to paragraphs 36-39 of IAS 37.

Response:

The Company respectfully notes the Staff’s comment and, in addition to the proposed disclosure contained in our response letter dated August 21, 2009, we supplementally advise the staff as follows:

In accordance with International Accounting Standard No. 37 “Provisions, Contingent Liabilities and Contingent Assets” (“IAS 37”) paragraphs 36-38, the amount recognized as a provision shall be the best estimate of the expenditure required to settle the present obligation at the balance sheet date. The best estimate of the expenditure required to settle the present obligation is the amount that an entity would rationally pay to settle the obligation at the balance sheet date or to transfer it to a third party at that time. The estimates of outcome and financial effect are determined by the judgment of the management of the entity, supplemented by experience of similar transactions and, in some cases, reports from independent experts. The evidence considered includes any additional evidence provided by events after the balance sheet date.

In deciding upon the amount of the provision taking, and in deciding not to provision the full amounts requested by Turk Telekom and reflected in the expertise report, we have taken into consideration Turkish law, which does not, as a matter of principle, support the claimed amounts, even if one accepts (which we do not) the legal basis on which such claims are made.  Specifically, under Turkish Law, a person cannot claim the whole of its lost revenues as an indemnity.  Damages may only be sought in respect of lost profit.  In contradiction with this basic principle of Turkish law, the expertise reports submitted in this case calculated Turk Telekom’s alleged damage by considering not its loss of profit, but rather the total revenue of the international traffic business, including the revenues of Turkcell and the operators which terminated international traffic and the costs of the business.

Our provision is thus limited to Turk Telekom’s estimated loss of profit, rather than the higher amounts claimed.  Notwithstanding our constitution of a provision in accordance with IAS 37, we continue to disagree with the alleged legal basis on which Turk Telekom’s claim has been made.  We intend to vigorously defend our position including, if necessary, through an appeal to a higher court.

*           *           *

In connection with responding to the Staff’s comments, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings.  The Company further acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings.  Finally, the Company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at +90 212-313-1201.

Very truly yours,

/s/ Serkan Okandan
Serkan Okandan
Chief Financial Officer,
Turkcell Iletisim Hizmetleri A.S.

cc:	Kyle Moffat
Accountant Branch Chief, Securities and Exchange Commission

Kathryn Jacobson
Senior Staff Accountant, Securities and Exchange Commission

Sami Toutounji
Shearman & Sterling LLP